Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10912

OFFERING CIRCULAR SUPPLEMENT NO. 7

Date of Original Offering Circular: October 3, 2018

November 18, 2020

DF Growth REIT, LLC

750 B Street

Suite 1930

San Diego, CA 92101

(858) 430-8528

www.DiversyFund.com

This document (the “Supplement”) supplements the Offering Circular of DF Growth REIT, LLC, (the “Company”) dated October 3, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

The Company has invested in the entity described below (the “Project Entity”).

Name of Project Entity	4500 South State Street, UT, LLC
Type of Entity	Limited Liability Company
State of Formation	Delaware
Address of Project Entity	750 B St. Suite.1930 San Diego, CA 92101
Description of Project Entity’s Real Estate Project	36 Unit Garden Style Value-Add Multi-family property located in Murray, Utah.
Nature of Company’s Interest in Project Entity	Equity
Amount of Actual or Anticipated Investment by Company	$3,451,705

Fees and Compensation of Sponsor in Connection with Investment

An affiliate of the Company’s Manager (the “Sponsor”) will be entitled to receive from the Project Entity:

•         A developer fee equal to 6-8% of total project costs. Currently, the Sponsor estimates the developer fee will be approximately.

•         Distributions under the following waterfall:

   a)      As described in “Securities Being Offered – Distributions” in DF Growth REIT, LLC offering circular on page 32.

•         Our Sponsor and Manager will receive the fees and distributions described in our Offering Circular at “Compensation of Management.”